Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

POST 1

Build a fixed-income portfolio spread across multiple alternative asset classes with a single investment.

POST 2

When investing in the Yieldstreet Prism Fund, you are purchasing shares of a closed-end fund that invests across multiple alternative asset classes. Learn more about the Fund:

POST 3

With a single investment in the Yieldstreet Prism Fund, your portfolio gains exposure to various alternative asset classes like Art, Commercial, Legal, Private Business Credit, Real Estate and corporate preferred bonds.

POST 4

Gain exposure to alternative asset classes like Art, Private Business Credit, Real Estate and more, for as little as $1,000:

POST 5

Invest in alternative asset classes that have previously been only available to institutional and high net worth investors with just $1,000. Access alternative asset classes such as Art, Real Estate, Private Business Credit and more with the Yieldstreet Prism Fund:

IMAGES TO BE USED WITH EACH POST


Yieldstreet
Prism Fund
Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.
Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.
The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.